Exhibit 21.1

Subsidiary	Jurisdiction of Incorporation

Aldila Golf Corp.	Delaware, U.S.

Aldila Materials Technology Corp.	Delaware, U.S.

Aldila de Mexico, S.A. de C.V.	Mexico

Aldila Carbon Fibers Products (Zhuhai) Company Limited	People’s Republic of China

Aldila Composite Products Company Limited	Vietnam